VIA EDGAR AND E-MAIL

August 7, 2023

Division of Corporation Finance

Office of Energy & Transportation
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549-4720

Re:	Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-3

File No. 333-270363

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Infrastructure Partners L.P. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-3 (File No. 333-270363) be accelerated by the Commission so that it may become effective at 4:30 P.M. Eastern Time on Wednesday August 9, 2023.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ David Krant
Name: David Krant
Title: Chief Financial Officer

[Signature Page to the Acceleration Request]